Man Group USA Inc.
71 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

07022171

SUPPL

March 16, 2007

SEC MAIL PROCESSING
RECEIVED
MAR 23 2007
WASH. D.C.
185
SECTION

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12s.doc

4/5

16 March 2007

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 15 March 2007 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 514.33 pence per ordinary share.

Since the start of the financial year on 1 April 2006, Man has repurchased 44,019,161 ordinary shares at a total cost of £195.6 million, giving an average repurchase cost of 444.24 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 14th March 2007 the following share transaction was completed by a PERSON DISCHARGING MANAGERIAL RESPONSIBILITY. Man Group plc was informed of the transaction on that date.

John Morrison:

Man Group plc shares acquired: 85,062 ordinary shares of US cents 3 each at a price of 497.0744 pence per share.

Following the above transaction John Morrison is deemed to be interested in a total of 1,002,568 Man Group plc ordinary shares, representing approximately 0.05% of the Company's issued share capital.